1875 K Street, NW
Washington, DC 20006

Fax: 202 303 2000

December 7, 2007

VIA EDGAR

Kimberly A. Browning, Esq.
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Reserve Short-Term Investment Trust (the “Trust”)
(File Nos. 333-112108; 811-21492)

Dear Ms. Browning:

In connection with comments provided in a telephone conversation with the undersigned of our firm on October 19, 2007, October 29, 2007, and November 21, 2007, regarding Post-Effective Amendment No. 5 to the Trust’s Registration Statement on Form N-1A under the Securities Act of 1933 and the Investment Company Act of 1940 filed on September 7, 2007, please find attached in Appendix A the response letter to your comments.

Any questions or comments regarding the attached appendices should be directed to the undersigned at (202) 303-1000.

Very truly yours,

/s/ David Joire

David Joire

cc:	Catherine Crowley, Esq., Reserve Short-Term Investment Trust
Christina M. Massaro, Reserve Short-Term Investment Trust
Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP

NEW YORK    WASHINGTON, DC    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

Appendix A

1875 K Street, NW
Washington, DC 20006

202 303 1000
Fax: 202 303 2000

December 7, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Reserve Short-Term Investment Trust
(File Nos. 333-112108; 811-21492)
Response to Staff Comments

Ladies and Gentlemen:

On behalf of Reserve Short-Term Investment Trust (the “Trust”) and its new series, Reserve Yield Plus Institutional Fund (the “Fund’), please find responses to comments provided by Kimberly A. Browning of the Staff of the SEC in a telephone conversation with the undersigned of our firm on October 19, 2007, October 29, 2007, and November 21, 2007 regarding Post-Effective Amendment No. 5 to the Trust’s Registration Statement on Form N-1A under the Securities Act of 1933 and the Investment Company Act of 1940 filed on September 7, 2007.

For the convenience of the Staff, comments are described below and have been summarized to the best of our understanding.  We have discussed the Staff’s comments with representatives of the Trust.  The responses to the Staff’s comments are set out immediately under the restated comment.

Prospectus

(1)                                 Comment:                                     Include additional disclosure in the section entitled “Principal Investment Strategies” concerning the differences between the new series of the Trust and money market funds to which it is comparing itself.

Response:                                        Additional disclosure has been added.

(2)                                 Comment:                                     The prospectus disclosure notes in the section entitled “Principal Investment Strategies” that the Fund will “principally” invest in certain enumerated investments.  Please clarify what is meant by the word “principally.”

Response:                                        In accordance with Item 2(b) of Form N-1A, the Fund has included the “type or types of securities in which the Fund invests or will invest principally.”  Therefore, the Trust believes that the current disclosure sufficiently complies with the Form requirements in Item 2 and respectfully declines to modify the disclosure.

(3)                                 Comment:                                     Include disclosure in the section entitled “Principal Investment Strategies” concerning the ratings for investment grade corporate debt obligations.  In addition, include disclosure on whether the new series invests in debt obligations rated below investment grade or unrated debt obligations and what rating organizations will rate certain obligations.

Response:                                        Disclosure has been added concerning ratings of investment grade corporate debt obligation.  As Fund will not invest in below investment grade obligations, the disclosure has not been modified in connection with this comment.

(4)                                 Comment:                                     Include disclosure in the section entitled “Principal Investment Strategies” concerning the types of assets that support asset-backed securities.  Include additional risk disclosure depending on the types of such assets in the section entitled “Principal Risks.”

Response:                                        Disclosure has been added.

(5)                                 Comment:                                     Disclose the impact of the use of leverage in the section entitled “Principal Investment Strategies.”

Response:                                        Disclosure has been added.

(6)                                 Comment:                                     Disclosure in the section entitled “Principal Investment Strategies” that the new series intends to use leverage by entering into reverse repurchase agreement with, among others, affiliated money market funds.  Please confirm that the new series has obtained exemptive relief from the SEC that will permit it to enter into reverse repurchase agreements with affiliated money market funds or explain why it is permitted to do so absent such relief.

Response:                                        The Fund neither intends to, nor will it absent exemptive relief, enter into reverse repurchase agreements with affiliated money market funds.  The disclosure has been removed as the new series has not obtained exemptive relief in order to enter into such transactions.

(7)                                 Comment:                                     Current disclosure in the section entitled “Principal Investment Strategies” states in two paragraphs that the Fund will invest in “similar” investment as those previously discussed in those paragraphs.  Please include disclosure clarifying what these “similar” investments will be.

Response:                                        Clarifying disclosure has been added.

(8)                                 Comment:                                     Include disclosure in the section entitled “Principal Investment Strategies” summarizing the strategy for selling securities held by the Fund.

Response:                                        Disclosure has been added.

(9)                                 Comment:                                     Confirm that the Fund does not invest in emerging markets.

Response:                                        The Trust so confirms.

(10)                          Comment:                                     Under the subsection entitled “Suitability” please provide additional clarifying disclosure specifying for whom this Fund will be a suitable investment.

Response:  Additional disclosure has been added.

(11)                          Comment:                                     In the section entitled “Principal Risks,” the disclosure states that certain factors could reduce the Fund’s “income level and/or share price.”  Revise this sentence to comply with the plain English requirements of rule 421 under the Securities Act of 1933.

Response:                                        The disclosure has been revised.

(12)                          Comment:                                     Include disclosure concerning foreign banking risk in the section entitled “Principal Risks.”

Response:                                        Disclosure has been added.

(13)                          Comment:                                     The risk disclosure concerning managed distributions indicates that a managed distribution policy is part of the Fund’s investment strategy.  Incorporate this disclosure in the section entitled “Principal Investment Strategies,” as appropriate.

Response:                                        Although the Fund believes that the managed distribution policy is not part of its investment strategy as it does not affect the selection of Fund investments, disclosure has been added to the “Principal Investment Strategies.”

(14)                          Comment:                                     Disclose whether the Fund’s managed distribution will consist of a return of capital.  If so, included appropriate disclosure and confirm whether shareholders are receiving appropriate notices in accordance with Section 19(a) of the Investment Company Act of 1940 (the “1940 Act”).

Response:                                        The Fund’s managed distribution does not consist of a return of capital.  In the unlikely event that such a return of capital was to occur, the Fund would supplement its disclosure accordingly and provide any appropriate notices.

(15)                          Comment:                                     Confirm that the Fund is not required to include disclosure in the Fees & Expenses table concerning investment in other funds.  In this connection, please provide the Fund’s method for calculating these particular fees and expenses.

Response:                                        The Fund confirms that no disclosure is required at this time in the Fees and Expenses table concerning investments in other funds, as the Fund does not anticipate investing in other funds at this time.  If and when the Fund invests in other funds, it will include the amount of any acquired fund fees and expenses in the table.  The Fund will use the method of calculation provided in

Instruction 3(f)(ii) to Item 3 of Form N-1A in determining the amount of any acquired fund fees and expenses that should be reflected in the Fees and Expenses table.

(16)                          Comment:                                     Move the current footnotes under the Fees & Expenses tables to after the expense example.

Response:                                        The footnotes have been moved.

(17)                          Comment:                                     In the second footnote under the Fees & Expenses table, disclose the fee for below-minimum redemptions by wire or check.

Response:                                        The fee disclosure has been added.

(18)                          Comment:                                     In the fifth footnote under the Fees & Expenses table, include disclosure noting that the investment adviser to the Fund does not currently intend to waive receipt of fees, and/or voluntarily assume certain expenses and whether these are subject to any recoupment by the investment adviser.

Response:                                        Disclosure has been added in connection with the recoupment of any of certain fees and expenses.  The investment adviser does not currently have a voluntary fee waiver in place and the Trust believes that the current disclosure adequately reflects the investment adviser’s intention to waive or assume any fees or expenses.  Therefore, the Trust respectfully declines to modify the disclosure in connection with the Staff’s comment concerning the adviser’s current intentions.

(19)                          Comment:                                     Explain the basis for having over a 0.30% difference in the Comprehensive Management Fee between Class Institutional Shares and Liquidity Class V found in the section entitled “Fund Management”.

Response:                                        The difference in fees reflects (i) differing costs to investment adviser in providing non-advisory services to the two classes and (ii) differing amounts paid to third parties by the investment adviser for services received under the Comprehensive Fee Agreements (e.g., custody).  In addition, the investment adviser’s “Gartenberg” profitability can vary by class, although a portion of the amounts to be paid to the investment adviser will be paid to third parties whose customers or clients invest in the Fund.  Importantly, the difference does not relate to advisory fees, which cannot and do not vary by class.

(20)                          Comment:                                     Explain the rationale for calculating the net asset value of the Fund and having its cut-off time both at 5:00 pm.  In this connection, explain how the Fund values investments after 4:00 pm.

Response:                                        The Fund will calculate its NAV and has its cut-off time at 5:00 pm EST in order to permit potential investors the opportunity to invest up to 5:00 pm EST (and obtain that day’s NAV).  The Fund will not hold securities that are traded on an exchange and will price the debt instruments that it holds using the amortized cost method for instruments with a maturity of less than

60 days and will price those instruments with a greater maturity using a pricing service that will be price the instruments at 5:00 pm EST.

(21)                          Comment:                                     Explain how permitting the investment adviser to calculate the Fund’s NAV and accept purchase and redemption orders on any day it determines it is in the interest of shareholders complies with Rule 22c-1(d) of the 1940 Act.

Response:                                        The current disclosure is intended to solely encompass unusual situations (such as the days after September 11, 2001), where investors want access to cash but the New York Stock Exchange is closed.  If this were to occur, the Board of Trustees would be involved in determining to process purchase and redemption requests, as required by Rule 22c-1(d).  The disclosure has, nevertheless, been clarified to note that the Fund will only calculate its NAV and accept purchase and redemption orders on days that it is permissible to do so by the SEC.

(22)                          Comment:                                     Please revise the disclosure concerning how fund shares are priced in the section entitled “How to Buy Shares” to clarify whether the Fund’s valuation of portfolio securities is based on amortized cost or whether the Fund values its assets using market prices obtained from independent pricing services.

Response:                                        The disclosure has been clarified.

(23)                          Comment:                                     Disclose whether shareholders will receive that day’s NAV in the disclosure concerning how fund shares are priced in the section entitled “How to Buy Shares.”

Response:                                        Disclosure has been added.

(24)                          Comment:                                     Include in the disclosure concerning the right to refuse purchases and exchanges in the section entitled “How to Buy Shares,” similar disclosure that is found elsewhere in the prospectus (a) concerning how long of a time lag there is between the receipt of the order and its rejection or cancellation and (b) explaining that the cancellation or rejection of an exchange only applies to the purchase and not a sale of a security.

Response:                                        Disclosure has been added.

(25)                          Comment:                                     In the disclosure concerning redemptions in kind in the section entitled “How to Sell Shares,” include additional disclosure indicating that a shareholder will bear market losses until a security that is provided as an in kind payment is sold.

Response:                                        Additional disclosure has been added.

Statement of Additional Information

(1)                                 Comment:                                     In the section entitled “Investment Strategies and Risks,” provide disclosure concerning the Fund’s investment policy on investing in companies for the purpose of exercising control or management.

Response:                                        Disclosure has been added.

(2)                                 Comment:                                     In the section entitled “Investment Strategies and Risks,” reorganize the disclosure concerning more detailed information on the types of instruments in which the Fund will invest into principal investments and non-principal investments and include appropriate headers.

Response:                                        The disclosure has been reorganized and headers added.

(3)                                 Comment:                                     In the disclosure concerning borrowing in the section entitled “Investment Strategies and Risks,” include disclosure clarifying that the Fund can pledge assets to obtain a loan and any applicable percentage limitations.

Response:                                        Disclosure has been added.

(4)                                 Comment:                                     In the disclosure concerning securities lending agreements in the section entitled “Investment Strategies and Risks,” include additional disclosure clarifying whether the Fund retains voting rights to the securities it may lend.  In addition, provide any applicable disclosure concerning any benefits and/or compensation a third party may receive under such agreements.

Response:                                        Additional disclosure has been added.

(5)                                 Comment:                                     In the disclosure concerning disclosure of portfolio holdings in the section entitled “Portfolio Transactions,” please include additional disclosure concerning (a) the oral and/or written conditions or restrictions placed on the use of portfolio information provided to RCMI and its affiliates in order for them to provide services to the Fund and (b) the Board’s oversight of such policies and procedures.

Response:                                        Additional disclosure has been added. The access persons of the investment adviser are covered by a code of ethics that restricts their ability to trade in a manner that could disadvantage the Fund.  Compliance with the code is monitored by the Fund’s and the investment adviser’s compliance personnel under the supervision of the Trust’s Board.

Part C

(1)                                 Comment:                                     Provide to the Staff via EDGAR correspondence the form of agreements or form of opinions or copies of the actual agreements or opinions that you will be filing as exhibits to Post-Effective Amendment No. 9 to the Trust’s Registration Statement.

Response:                                        The form of agreements or form of opinions or copies of the actual agreements or opinions have been provided to the Staff via EDGAR correspondence on November 13, 2007, and are included as exhibits in Post-Effective Amendment No. 9.

The Trust has authorized us to represent that, with respect to the filing of Post-Effective Amendment No. 9 to the Trust’s Registration Statement with the SEC and reviewed by the Staff, it acknowledges that:

a)              the Trust is responsible for the adequacy and accuracy of the applicable disclosure in the filing;

b)             Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

c)              the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Any questions or comments regarding this letter should be directed to the undersigned at (202) 303-1000 or Rose F. DiMartino at (212) 728-8000.

Very truly yours,

/s/ David Joire

David Joire

cc:	Kimberly A. Browning, Esq., Division of Investment Management, SEC
Catherine Crowley, Esq., Reserve Short-Term Investment Trust
Christina M. Massaro, Reserve Short Term Investment Trust
Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP